SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Call notice for Extraordinary Shareholders’ Meeting” dated on September 13, 2011.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary General Shareholders’ Meeting Call Notice

The shareholders of Telecomunicações de São Paulo S.A. – Telesp are hereby summoned to attend the Extraordinary General Shareholders’ Meeting of the Company, to be held on October 03, 2011 at 4p.m., at Company’s headquarters, Rua Martiniano de Carvalho, 851 – Theatre, Bela Vista, in the City of São Paulo, State of São Paulo, in order to resolve, considering the Material Fact announced on September 13, 2011 (“Notice of Material Fact”), about the following agenda:

(a) to analyze and resolve about the draft of the Protocol of Merger and Instrument of Justification of Vivo Participações S.A. (“Vivo Part.”) into Telecomunicações de São Paulo S.A. – Telesp, executed by the managements of Vivo Part. and of the Company, in connection with the merger of Vivo Part. into the Company;

(b) to acknowledge and confirm the appointment made by the Company’s managers of the independent company Ernst & Young Terco Auditores Independentes S.S., enrolled with CNPJ/MF under N. 61.366.936/0001-25, responsible for the preparation of the valuation report of the net equity of Vivo Part. to be merger into the Company;

(c) to analyze and resolve about the valuation report referred in item (b) above;

(d) to resolve about the merger of Vivo Part. into the Company and its implementation;

(e) to resolve about the amendment to Company’s authorized capital, with amendment to the respective article of Company’s By-laws;

(f) to resolve about the amendment to Company’s corporate name, with amendment to the respective article of Company’s By-laws;

(g) to resolve about the amendment to the article 23 of Company’s By-laws; and

(h) to resolve about the consolidation of Company’s By-laws.

GENERAL INSTRUCTIONS:

(i) In order to give effectiveness and celerity to the activities of the General Meeting, as established in the 2nd paragraph of article 12 of the Articles of Incorporation, the powers of attorney granted by the shareholders of the Company for the representation at the

1

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary General Shareholders’ Meeting

Call Notice

meeting shall be deposited at the Company’s headquarters, located at Rua Martiniano de Carvalho, nº 851, 14th floor, São Paulo - SP (in the Corporate Legal Management; phone 3549-7428, e 3549-7423), on business days, from Mondays to Fridays, from 9 a.m. to 6 p.m., up to 5 p.m. of September 30, 2011. Such powers of attorney shall establish the relevant powers and authenticated copies of the articles of incorporation and corporate acts which prove the representation of legal entities shareholders shall be attached thereto, as well as the registration card and CPF of the legal representatives, being mandatory to the investments funds to also present authenticated copy of its relevant document of regulation. The documents subscribed abroad shall be translated to Portuguese and registered before the Registry of Documents and Deeds.

(ii) The shareholders who participate of Fungible Custody of Nominative Shares of Stock Exchange shall present the extract proving their status as shareholders, provided by the relevant custody agency from September 29, 2011, and including such date.

(iii) The documents related to the agenda of the general meeting are available to the shareholders at the Company’s headquarters, as well as at the websites of the Brazilian Securities Commission (www.cvm.gov.br), BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Company (www.telefonica.com.br).

Warning according to the rules of U.S. Securities and Exchange Commission (SEC):

This Call Notice is only a piece of information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meetings and this is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

São Paulo, September 13, 2011.

__________________________________
Antonio Carlos Valente da Silva
Chairman of the Board of Directors

2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 14, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director